

September 20, 2024

Daniel Wagner
Chief Executive Officer
Rezolve AI Limited
3rd Floor, 80 New Bond Street
London, W1S 1SB
United Kingdom

> **Re: Rezolve AI Limited**
> **Registration Statement on Form F-1**
> **Filed September 9, 2024**
> **File No. 333-282004**

Dear Daniel Wagner:

We have conducted a limited review of your registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form F-1

Selling Holders, page 88

1. Please revise your disclosure to indicate whether the selling stockholders are broker-dealers or affiliates of broker-dealers. If any are registered broker-dealers who acquired their shares as investments, rather than as transaction-based compensation for the performance of investment banking or similar services, they should be named as underwriters. With respect to any affiliates of registered broker-dealers, you should indicate whether they acquired the securities to be resold in the ordinary course of business. Also indicate whether at the time of the acquisition they had any agreements, understandings or arrangements with any other persons, either directly or indirectly, to dispose of the securities.

2.   Please provide disclosure of any material relationship each selling security holder has had with the company and its affiliates during the prior three years. Refer to Item 507 of Regulation S-K.

Plan of Distribution, page 117

3.   We note your disclosure on page 117 that your selling securityholders may sell their securities in one or more underwritten offerings. Please confirm your understanding that the retention by a selling stockholder of an underwriter would constitute a material change to your plan of distribution requiring a post-effective amendment. Refer to your undertaking provided pursuant to Item 512(a)(1)(iii) of Regulation S-K.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        Please contact Jeff Kauten at 202-551-3447 or Matthew Derby at 202-551-3334 with any other questions.

                                                                Sincerely,

                                                                Division of Corporation Finance
                                                                Office of Technology

cc: Penny J. Minna, Esq.